REG TECHNOLOGIES INC.

Suite 240 - 11780 Hammersmith Way

Richmond, British Columbia  V7A 5E9

Tel.. (604) 278-5996  Fax  (604) 278-3409

Email:  jlorette@ihiway.com

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE  NOTICE  that  a  meeting  (the  “Meeting”)  of  shareholders  of  Reg  Technologies  Inc.  (the  “Company”)  will  be  held  at

Suite  1620,  1185  West  Georgia  Street,  Vancouver,  British  Columbia,  on  Wednesday,  August  17,  2011,  at  11:00  a.m.,  local time, for the following purposes:

1.     To determine the number of directors at five;

2.     To elect directors;

3.     To appoint auditors and to authorize the directors to fix their remuneration;

4.     To approve the Reg Stock Option Plan as described in the Information Circular; and

5.     To  consider  any  permitted  amendment  to  or  variation  of  any  matter  identified  in  this  Notice  and  transact  such  other business as may properly come before the Meeting or any adjournment thereof.

The  Information  Circular  provides  additional  information  relating  to  the  matters  to  be  dealt  with  at  the  Meeting  and  is  deemed

to  form  part  of  this  Notice.   Also  accompanying  this  Notice  and  Information  Circular  is  a  Proxy.   Any  adjourned  meeting

resulting  from  an  adjournment  of  the  Meeting  will  be  held  at  a  time  and  place  to  be  specified  at  the  Meeting.    Only

Shareholders of record at the close of business on July 11, 2011 will be entitled to receive notice of and vote at the Meeting.

Registered  Shareholders  unable  to  attend  the  Meeting  are  requested  to  date,  sign  and  return  the  enclosed  Proxy,  or another  suitable  form  of  proxy,  and  deliver  it  in  accordance  with  the  instructions  set  out  in  the  Proxy  and  in  the

Circular.   If you are a non-registered Shareholder and  receive these materials  through  your broker  or through another intermediary, please complete and return the Proxy in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your Shares not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 11th day of July, 2011.

ON BEHALF OF THE BOARD OF

REG TECHNOLOGIES INC.

“John G. Robertson”

John G. Robertson,

President